Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Weatherford International plc:

We consent to the use of our reports dated February 16, 2016, with respect to the consolidated balance sheets of Weatherford International plc, as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, the related financial statement schedule for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus, which reports appear in the December 31, 2015 annual report on Form 10-K of Weatherford International plc.

/s/ KPMG LLP

Houston, Texas

February 13, 2017